Exhibit 10.62
June 4, 2011
Dr. Bami Bastani
Basking Ridge, NJ
Re: Employment Agreement
Dear Bami:
We are pleased to make this offer of employment to you with Trident Microsystems, Inc. (“Trident”). Your position with Trident will be that of Chief Executive Officer and President, reporting to the Board of Directors. You will also be appointed to the Board of Directors effective on your first date of employment. The details of this offer, including the compensation package, are as follows:
•	Your base salary will be $500,000.00 per year, paid on a semi-monthly basis at a rate of $20,833.33.

•	You will be eligible to participate in Trident’s medical, dental, and life insurance programs, and Trident’s 401(k) Plan.

•	You will be entitled to four (4) weeks of paid time off per year in accordance with Trident’s applicable paid time off policy.

•	On your behalf, Trident will pay up to an aggregate of $10,000 annually to the applicable service provider(s) for financial planning and/or tax consulting services actually provided to you.

•	You will be granted the equity incentive award described in Appendix A on the terms described therein, with the grant date to be the closing price on your first date of employment.

•	As more fully described in Appendix B, you will be eligible to participate in Trident’s Executive Bonus Plans and your individual bonus target will be equal to 100% of your annual base salary. Payments under the Executive Bonus Plan are subject to the Compensation Committee’s oversight and adjustment from time to time, and the targeted payouts under the plan in any period may be below each executive’s individual bonus target.

•	You will be eligible to become a Participant under Trident’s Amended and Restated Executive Retention and Severance Plan (as amended from time to time, the “Plan”). As a Participant, you will be eligible to receive the applicable compensation and benefits described in the Plan as a result of your termination under certain circumstances described in the Plan, including certain terminations of service upon or following a Change in Control (as defined in the Plan), which (i) in the event of Change in Control will, in summary, include two years of salary, two years of your target bonus and acceleration of vesting of all of your equity awards, and (ii) in the case of a certain other terminations, will in summary, include two years of salary, two years of your target bonus and acceleration of vesting of one year of your equity, other than any Performance-Based Equity Award (as defined in the Plan). In addition, in such cases, and in the event of your death or disability, you will also have one year after the event to exercise your options. Your participation agreement will also include “Parachute Payment” provision in Appendix C. Your participation in the Plan will be subject to the terms and conditions of a participation agreement, which will be subject to approval by the Compensation Committee and which you will be required to sign as a condition of such participation.

•	As you will be required to move your principal residence to the Bay Area and incur substantial moving and temporary living expenses in relocating, the Company will pay you $300,000 as a lump sum within 30 days of your first date of employment.

Within three (3) days of the start of your employment you will be required, as a condition of your employment, to do the following:
•	you must provide acceptable documentation establishing your identity and eligibility to work in the United States as required by the Immigration and Naturalization Act (I-9); and

•	you will be required to sign Trident’s standard form of Employment, Proprietary Information and Invention Assignment Agreement, including a non-solicitation covenant of twenty-four (24) months’ duration.
This offer of employment is also conditioned upon your authorization of an investigation concerning your background and Trident’s receipt of satisfactory results from that investigation.
Trident is a dynamic, fast growing company whose success depends upon the contributions of talented individuals such as you. You can accept this offer by signing below, indicating your anticipated start date, and returning this copy to Shirley Olerich, our Vice President of Human Resources. Should you have any questions or if you need additional information please feel free to contact me or Shirley.
In order to become effective, this offer of employment must be accepted by you, in a writing delivered to Trident as described above, by June 6, 2011. If it is not accepted by that time, this offer of employment shall expire and be of no further force or effect.

Sincerely,
/s/ DAVID H. COURTNEY
David H. Courtney
Chairman of the Board of Directors

ACKNOWLEDGMENTS & ACCEPTANCE
I accept this employment offer with the understanding that it is not a contract of employment for a fixed term or specified period of time. I understand that my employment is voluntary, “at will” and can be terminated either by me or by Trident at any time, with or without notice and with or without cause, subject to the terms of the Plan (as applicable). The provisions stated in this employment agreement supersede all prior representations or agreements between me and Trident, whether written or oral. This employment agreement may not be modified or amended except by a written agreement, signed by the Chairman of the Board of Directors or the Compensation Committee, on the one hand, and me, on the other hand.
I understand that Trident intends that income provided to me pursuant to this employment agreement, including income resulting from the arrangements described in the appendices hereto, will not be subject to taxation under Section 409A of the Internal Revenue Code. I agree that the provisions of this employment agreement will be interpreted and construed in favor of satisfying any applicable requirements of Section 409A. However, I understand that Trident does not guarantee any particular tax effect for income provided to me pursuant to this employment offer. I agree that, except for Trident’s responsibility to withhold applicable income and employment taxes from compensation paid or provided to me, Trident will not be responsible for the payment of any applicable taxes on compensation paid or provided to me pursuant to this employment offer.
I agree that during my employment with Trident I will not serve as a member of more than one other company’s board of directors (excluding the board of directors of any Trident subsidiary), and that prior approval of my membership on any such external board of directors must be obtained from Trident’s Board of Directors. I hereby agree to and accept employment with Trident on the terms and conditions set forth in this Employment Agreement and its Appendices A, B and C.

/s/ BAMI BASTANI	June 4, 2011	June 6, 2011
Dr. Bami Bastani	Date	Anticipated Start Date

Appendix A
Equity Incentive Award
Initial Hire-on Stock Option
On your first date of employment, you will be granted a non-qualified stock option to purchase 4,200,000 shares of Trident common stock (the “Option”). Subject to your continued performance of services with Trident through each respective vesting date, the shares subject to the Option will vest and become exercisable over a four-year period at the rate of 25% of such shares upon each of the first four anniversaries of your employment start date. The exercise price per share for the shares subject to the Option will be as follows:

First 25% of subject shares (1,050,000):	The closing price of a share of Trident’s common stock on the Nasdaq Global Market on the effective date of grant (the “Grant Price”)
Second 25% of subject shares:	$1.25*
Third 25% of subject shares:	$1.50*
Fourth 25% of subject shares:	$2.00*
The Option will have a term of seven (7) years, and will be granted under and subject to the terms and conditions of Trident’s 2010 Equity Incentive Plan and Trident’s standard form of stock option agreement (as modified by this Employment Agreement), which you will be required to sign as a condition of being granted the Option.
Special Vesting and Exercise Terms
Vesting and exercisability of all equity incentive awards that may be granted to you during your employment by Trident, including the Option, will be subject to any applicable terms of the Plan and your participation agreement thereunder.

Appendix B
Executive Bonus Plan
You will be eligible to participate in Trident’s Executive Bonus Plans in accordance with the terms of those plans, with an individual bonus target equal to 100% of your annual base salary, pro-rated for the remainder of 2011. Your maximum potential bonus payout for a performance period is 200% of your individual bonus target.
The actual bonus, if any, you earn under any Executive Bonus Plan for a performance period will be based upon Trident’s achievement of applicable performance goals determined by the Board of Directors and/or Compensation Committee. The detailed terms and conditions of the Executive Bonus Plans are defined periodically by the Board of Directors and/or Compensation Committee, and are subject to change at any time at the discretion of the Board of Directors’ and/or Compensation Committee.

Appendix C
Parachute Payments
Notwithstanding any provision of this Agreement to the contrary, if any payment or benefit Executive would receive pursuant to this Agreement or otherwise (collectively, the “Payments”) would constitute a “parachute payment” within the meaning of Section 280G of the Code, and, but for this sentence, would be subject to the excise tax imposed by Section 4999 of the Code or any similar or successor provision (the “Excise Tax”), then the aggregate amount of the Payments will be either (i) the largest portion of the Payments that would result in no portion of the Payments (after reduction) being subject to the Excise Tax or (ii) the entire Payments, whichever amount after taking into account all applicable federal, state and local employment taxes, income taxes, and the Excise Tax (all computed at the highest applicable marginal rate, net of the maximum reduction in federal income taxes which could be obtained from a deduction of such state and local taxes), results in Executive’s receipt, on an after-tax basis, of the greatest amount of the Payments. Any reduction in the Payments required by this Section ___ will be made in the following order: (i) reduction of cash payments; (ii) reduction of accelerated vesting of equity awards other than stock options; (iii) reduction of accelerated vesting of stock options; and (iv) reduction of other benefits paid or provided to Executive. In the event that acceleration of vesting of equity awards is to be reduced, such acceleration of vesting will be cancelled in the reverse order of the date of grant of Executive’s equity awards. If two or more equity awards are granted on the same date, each award will be reduced on a pro-rata basis.
The professional firm engaged by the Company for general tax purposes as of the day prior to the date of the event that might reasonably be anticipated to result in Payments that would otherwise be subject to the Excise Tax will perform the foregoing calculations. If the tax firm so engaged by the Company is serving as accountant or auditor for the acquiring company, the Company will appoint a nationally recognized tax firm to make the determinations required by this Section. The Company will bear all expenses with respect to the determinations by such firm required to be made by this Section. The Company and Executive shall furnish such tax firm such information and documents as the tax firm may reasonably request in order to make its required determination. The tax firm will provide its calculations, together with detailed supporting documentation, to the Company and Executive as soon as practicable following its engagement. Any good faith determinations of the tax firm made hereunder will be final, binding and conclusive upon the Company and Executive.